SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,196,777

	8.	Shared Voting Power 154,728

	9.	Sole Dispositive Power 2,196,777

	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,351,505

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTORY NOTE

This Amendment No. 5 amends and supplements the Schedule 13D originally filed by Leonard M. Tannenbaum on March 21, 2014 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on March 24, 2014 (the “First Amended Schedule 13D”), Amendment No. 2 filed on August 26, 2014 (the “Second Amended Schedule 13D”), Amendment No. 3 filed on December 22, 2014 (the “Third Amended Schedule 13D”) and Amendment No. 4 filed on May 22, 2015 (“Fourth Amended Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

The Reporting Person is filing this Amendment No. 5 to the Schedule 13D (the “Fifth Amended Schedule 13D”) to report recent purchases of shares of common stock, par value $0.01 per share (the “Shares”), of Fifth Street Senior Floating Rate Corp. (the “Issuer”) by Leonard M. Tannenbaum.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Fifth Amended Schedule 13D is being filed to report the beneficial ownership of Shares of the Issuer by Mr. Tannenbaum. The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United States of America and the Chairman and Chief Executive Officer of Fifth Street Asset Management Inc. (“FSAM”). FSAM is an asset management firm with its principal business address at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. Mr. Tannenbaum’s business address is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

During the last five years, Mr. Tannenbaum has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated as follows:

The acquisition of the Shares reported on this Fifth Amended Schedule 13D was made using Mr. Tannenbaum’s personal funds, except that the Shares beneficially owned by Mr. Tannenbaum through FSAM (as described in Item 5) were acquired using FSAM’s working capital. Mr. Tannenbaum holds some of the Shares as well as other securities in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

Fifth Street Management LLC (“FSM”), a subsidiary of FSAM, acts as the investment adviser to the Issuer. Pursuant to an investment advisory agreement between FSM and the Issuer, FSM is responsible for the management of the Issuer’s portfolio. Mr. Tannenbaum is the Chairman and Chief Executive Officer of FSAM and controls more than 90% of the combined voting power of the Class A common stock and Class B common stock of FSAM. Mr. Tannenbaum is the founder of Fifth Street, a longtime stockholder of the Issuer and is a member of FSM’s Management Committee. As a result of the foregoing shareholdings and positions, Mr. Tannenbaum may engage in discussions with management of the Issuer, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Other than as described above, Mr. Tannenbaum does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although Mr. Tannenbaum may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of August 7, 2015, as reported in the Issuer’s Form 10-Q filed on August 10, 2015. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, 2,090,268 Shares are held by him directly; 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 154,728 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSAM, for which Mr. Tannenbaum serves as Chairman and Chief Executive Officer.

(c) Mr. Tannenbaum acquired beneficial ownership of a total of 154,728 Shares during the 60 days prior to the date for which this Fifth Amended Schedule 13D was required to be filed. These Shares were purchased by FSAM in the open market on the dates, in the amounts and at the prices set forth below.

Date	Number of Shares	Weighted Average Price
		Per Shares

September 21, 2015	25,005	$8.9777
September 22, 2015	16,204	$8.9908
September 23, 2015	4,577	$8.9792
September 24, 2015	28,400	$8.9736
September 25, 2015	25,204	$8.9524
September 28, 2015	19,017	$8.7931
September 29, 2015	19,017	$8.7213
September 30, 2015	17,304	$8.6805

(d) FSAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 154,728 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannebaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is amended and restated as follows: Mr. Tannenbaum holds some of the Shares reported herein in a margin account pursuant to a brokerage agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2015

By: /s/ Leonard M. Tannenbaum

Name: Leonard M. Tannenbaum